Direct Line: 212.859.8136 Fax: 212.859.4000 jeffrey.bagner@ffhsj.com

October 2, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Community Health Systems, Inc.

Dear Mr. Rosenberg:

This letter sets forth the response of Community Health Systems, Inc. (the “Company”) to the verbal comments (the “Comments”) that the Company received on September 19, 2008 from, and the subsequent phone conference the Company had on October 1, 2008 with, the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that was filed with the Securities and Exchange Commission on February 29, 2008.

The responses set forth below are numbered to correspond to the numbering in the Staff’s Comments.

Comment #1:  Please refer to your response to our prior comment No. 1.  The proposed discussion states that the sensitivity analysis “represents only one example of reasonably possible sensitivity scenarios.”  Please revise your sensitivity analysis to include a discussion of all outcomes that are reasonable likely to occur and would have a material effect on the financial condition or the operating performance of the Company.  Refer to Financial Report Release 501.14.

The examples set forth in our prior responses represent the only scenarios that the Company believes to be both reasonably likely to occur and that would have a material effect on financial condition or operating performance.  Therefore, the proposed language has been revised to remove the statement that the sensitivity analysis “represents only one example of reasonably possible sensitivity scenarios” as indicated below for both the contractual allowances and allowance for doubtful accounts (which statement appeared at the end of each of our previous responses to prior comments No. 2 and No. 4).

The following represents the Company’s revised proposed disclosures to be included in its next Form 10-K for the period ending on September 30, 2008:

We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which we deduct from gross revenues to arrive at net operating revenues.  The process of estimating contractual allowances requires us to estimate the amount expected to be received based on payor contract provisions.  The key assumption in this process is the estimated contractual reimbursement percentage, which is based on payor classification and historical paid claims data.  Due to the complexities involved in these estimates, actual payments we receive could be different from the amounts we estimate and record.  If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% from our estimated reimbursement percentage, net income for the six months ended June 30, 2008 would have changed by approximately $23.9 million, and net accounts receivable would have changed by $38.8 million.

The process of estimating the allowance for doubtful accounts requires us to estimate the collectibility of self-pay accounts receivable, which is primarily based on our collection history, adjusted for expected recoveries and, if available, anticipated changes in collection trends.  Significant changes in payor mix, business office operations, economic conditions, trends in federal and state governmental healthcare coverage or other third party payors could affect our estimates of accounts receivable collectibility.  If the actual collections percentage differed by 1% from our estimated collection percentage as a result of a change in expected recoveries, net income for the six months ended June 30, 2008 would have changed by $10.5 million, and net accounts receivable would have changed by $17.1 million.

Comment #2.  Please refer to your response to our prior comment No. 3.  Please provide proposed revision to your current disclosure to include the information discussed in your response.  Please include the specific drivers of the reserve amounts such as historical loss patterns and actuarial projections along with the impact that reasonably likely changes in your assumption would have on your financial position and operations.  Lastly, please quantify for us the dollar amounts of the difference between the loss ultimates and actual payment and the difference between the actual annual claim payments and the estimated payments for each of the periods presented in your financial statements.

In response to your comments, the Company will revise its disclosure in its next Form 10-Q for the period ending September 30, 2008 as follows.  The italicized print indicates the changes from the Company’s disclosure in the 2007 Form 10-K that will be incorporated in response to your comment:

We accrue for estimated losses resulting from professional liability claims.  The accrual is primarily based on specific case based reserves as well as an estimate for incurred but not reported claims, which are based on case specific facts, historical loss patterns and actuarially determined projections.  Utilizing the Company’s historical loss patterns and a risk free interest rate of 4.1% in 2007 and 4.6% in 2006, the accrual is discounted to its net present value.  To the extent that subsequent claims information becomes known and varies from management’s estimates, the accrual is adjusted currently.  The Company does not believe that changes to its historical loss patterns or to its discounting assumptions would be both reasonably likely to occur and material to its financial condition or operating performance.

Supplementally, in response to the Staff’s comments, the Company is providing the following information:

Change in Ultimate Losses - Period over Period
	Selected Ultimate Losses and
	Allocated Loss
	Adjustment Expenses		Dollar	%
Periods	Year 1	Year 2 (a)	Change	Change

2003 versus 2004	$ 93,111,614	$ 98,261,826	$ 5,150,212	5.5%

2004 versus 2005	123,261,826	120,713,220	(2,548,606)	-2.1%

2005 versus 2006	145,213,220	152,843,847	7,630,627	5.3%

2006 versus 2007 (b)	181,343,847	181,071,826	(272,021)	-0.2%

(a) excludes ultimate losses for the current year period as such ultimates would not be in the prior year amount for comparative purposes.
(b) excludes hospitals acquired during 2007.

The difference in actual versus estimated claim payments for each of the last three years is as follows:

	Projected	Actual		%
	Payments	Payments	Difference	Difference

2007	$ 26,145,793	$ 26,357,722	$ 211,929	0.8%
2006	21,130,853	22,791,191	1,660,338	7.9%
2005	14,977,616	14,468,682	(508,934)	-3.4%

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8136.

Sincerely,

Jeffrey Bagner

cc:           Tabatha Akins (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)
Rachel A. Seifert (Community Health Systems, Inc.)